SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                 ----------

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



                            UNITED RENTALS, INC.
           (Exact name of registrant as specified in its charter)

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                DELAWARE                                               06-1522496
(State of Incorporation or organization)                            (I.R.S. Employer
                                                                  Identification No.)

Five Greenwich Office Park, Greenwich, Connecticut                      06830
     (Address of principal executive offices)                        (zip code)

 If this form relates to the registration                If this form relates to the registration
 of a class of securities pursuant to                    of a class of securities pursuant to
 Section 12(b) of the Exchange Act and                   Section 12(g) of the Exchange Act and
 is effective pursuant to General                        is effective pursuant to General
 Instruction A.(c), check the following                  Instruction A.(d), check the following
 box.                                                    box.
 (      )                                                (  X  )
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Securities Act registration statement file number to which this form
relates:  (If applicable)    N/A

Securities to be registered pursuant to Section 12(b) of the Act:    NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                      PREFERRED STOCK PURCHASE RIGHTS
                              (Title of Class)


Item 1.     Description of Registrant's Securities to be Registered

                  The Board of Directors of United Rentals, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock and that number of Rights for each share of "Series Preferred Stock" (as defined below) equal to the number of shares of Common Stock into which such preferred shares would be convertible on the Record Date, pursuant to their respective Certificates of Designations, to shareholders of record at the close of business on October 19, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series E Junior Participating Preferred Stock, $0.01 par value (the "Series E Preferred Stock"), at a purchase price of $120.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of September 28, 2001, between the Company and American Stock Transfer & Trust Co., as Rights Agent. The "Series Preferred Stock" shall mean the "New Preferred" or the "Prior Preferred", as the case may be, as defined below.

              On September 28, 2001, the Company entered into an Exchange Agreement with the holders of the outstanding shares of our Series A Perpetual Convertible Preferred Stock ("Series A Preferred") and Series B Perpetual Convertible Preferred Stock ("Series B Preferred"). This agreement requires that (1) each share of Series A Preferred be exchanged for a share of Series C Perpetual Convertible Preferred Stock ("Series C Preferred") and (2) each share of Series B Preferred be exchanged for a share of Series D Perpetual Convertible Preferred Stock ("Series D Preferred"). The Series A Preferred and Series B Preferred is referred to as the "Prior Preferred," and the Series C Preferred and Series D Preferred is referred to as the "New Preferred."

                  Initially, the Rights will be attached to all Common Stock and Series Preferred Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and Series Preferred Stock and a Distribution Date will occur upon the earlier to occur of (i) the tenth day after the date (the "Stock Acquisition Date") of the first public announcement by the Company that any person or group has become the beneficial owner of 25% or more of the Common Stock then outstanding (an "Acquiring Person") (other than: (y) by reason of a stock repurchase by the Company, or (z) if, in the determination of the Board of Directors, such person has inadvertently become the beneficial owner of 25% or more of the Common Stock) or (ii) ten business days (or such other period as may be set by the Board of Directors) after the commencement by any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary, or any entity holding Common Stock for or pursuant to the terms of any such plan) of a tender offer for 25% or more of the then outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock and Series Preferred Stock certificates, as applicable, and will be transferred with and only with such Common Stock and Series Preferred Stock certificates,
(ii) new Common Stock and Series Preferred Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for outstanding stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate; provided, however that in the case of the transfer of Series Preferred Stock to be converted into Common Stock, in accordance with their respective terms, the Rights associated with such shares of Series Preferred Stock, as applicable, shall be extinguished, but the Common Stock into which such shares are converted will be issued together with associated Rights.

                  The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on September 27, 2011, unless earlier redeemed, exchanged, extended or terminated by the Company as described below. At no time will the Rights have any voting power.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock and Series Preferred Stock, as applicable, issued prior to the Distribution Date will be issued with Rights.

                  In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are or were acquired or beneficially owned by any Acquiring Person will be void.

                  For example, at an exercise price of $120 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $240 worth of Common Stock for $120. Assuming that the Common Stock had a per share value of $30 at such time, the holder of each valid Right would be entitled to purchase eight (8) shares of Common Stock for $120.

                  In the event (i) of a merger or other business combination transaction involving the Company, or (ii) that the Company transfers assets, cash flow or earnings power aggregating 50% or more of the assets, cash flow or earnings power, as applicable, of the Company and its subsidiaries (taken as a whole) to any other person, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

                  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock, per Right (subject to adjustment).

                  At any time until the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (adjusted to reflect any stock split, stock dividend or similar transaction occurring after September 28, 2001). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

                  The Rights Agreement may be amended by the Board of Directors of the Company; provided that after the Distribution Date, the Rights Agreement shall not be amended in any manner which would adversely affect the interests of holders of Rights.

                  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as Exhibit 4 to Form 8-K dated October 4, 2001. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

                  As of September 30, 2001, there were 73,295,189 shares of Common Stock of the Company issued and outstanding. The Company has no treasury shares. As of September 30, 2001, options to purchase 16,546,567 shares of Common Stock and warrants to purchase 6,808,581 shares of Common Stock were outstanding. As of September 30, 2001, 6,875,580 shares of Common Stock were issuable upon conversion of outstanding preferred securities of a subsidiary trust of the Company. Each share of Common Stock of the Company outstanding at the close of business on October 19, 2001 will receive one Right.

                  As of September 30, 2001, there were 300,000 shares of Series C Preferred authorized, and giving effect to the exchange reflected above, issued and outstanding. Each share of Series C Preferred of the Company outstanding at the close of business on October 19, 2001 will receive that number of Rights required by the Certificate of Designations for Series C Preferred. If the Rights were issued on the date hereof, each holder of Series C would receive 40 Rights per share of Series C Preferred.

                  As of September 30, 2001, there were 500,000 shares of Series D Preferred authorized of which 450,000 shares were designated as Class D-1 Perpetual Convertible Preferred Stock and 50,000 shares were designated as Class D-2 Perpetual Convertible Preferred Stock. Giving effect to the exchange reflected above, as of September 30, 2001, there were 105,252 shares of Class D-1 and 44,748 shares of Class D-2 issued and outstanding. Each share of Series D Preferred of the Company outstanding at the close of business on October 19, 2001 will receive that number of Rights required by the Certificate of Designations for Series D Preferred. If the Rights were issued on the date hereof, each holder of Series D Preferred would receive 33-1/3 Rights per share of Series D Preferred.

                  So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. 175,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

                  The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interests of the Company and its shareholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option at any time prior to the Stock Acquisition Date, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

Item 2.           Exhibits

                  1. Rights Agreement, dated as of September 28, 2001, between United Rentals, Inc. and American Stock Transfer & Trust, Co., as Rights Agent, is incorporated herein by reference to Exhibit 4 to the Company's current report on Form 8-K, dated October 4, 2001.


                                 SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 9, 2001


                                       UNITED RENTALS, INC.

                                       By:   /s/ Bradley S. Jacobs
                                             ----------------------------------
                                       Name:   Bradley S. Jacobs
                                       Title:  Chairman and Chief Executive
                                               Officer


                               EXHIBIT INDEX

Exhibit No.  Exhibit

  1.         Rights Agreement, dated as of September 28, 2001, between
             United Rentals, Inc. and American Stock Transfer & Trust, Co., as Rights Agent, is incorporated herein by reference to Exhibit 4 to the Company's current report on Form 8-K, dated October 4, 2001.